Filed pursuant to Rule 433
March 3, 2006

Relating to
Pricing Supplement No. 28 dated March 2, 2006 to
Registration Statement No. 333-131266

GLOBAL MEDIUM-TERM NOTES, SERIES F Pricing Sheet March 3, 2006

Senior Floating Rate Notes Due 2016 Inflation Linked Notes

Issue Price:	100%

Original Issue Date (Settlement):	March 15, 2006

Aggregate Principal Amount:	$10,000,000

We may increase the principal amount prior to the original issue date, but we are not required to do so.

Pricing Date:	March 2, 2006

Maturity:	March 1, 2016

Interest Rate:	5.75%, from and including the original issue date to but excluding April 1, 2006, the initial interest reset date (calculated on an actual/actual day count basis). Thereafter, as described under “Interest Rate” in Preliminary Pricing Supplement No. 28 to Registration Statement No. 131266, dated February 17, 2006.

Spread:	2.20%

Interest Accrual Date:	March 15, 2006

Interest Payment Dates:	Monthly, beginning April 1, 2006

Denominations:	$1,000 and integral multiples thereof

CUSIP:	61745ETS0

Issuer Ratings:	Aa3 / A+

Agent:	Morgan Stanley & Co. Incorporated

Underwriter’s Discounts and
Commissions:	1.5%

Proceeds to Company:	98.5%

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649.

Preliminary Pricing Supplement No. 28, dated February 17, 2006
Prospectus Supplement Dated January 25, 2006
Prospectus Dated January 25, 2006